DAVIS POLK & WARDWELL
1300 I STREET, N.W. WASHINGTON, D.C. 20005 ________ 1600 EL CAMINO REAL MENLO PARK, CA 94025 ________ 99 GRESHAM STREET LONDON EC2V 7NG ________ 15, AVENUE MATIGNON 75008 PARIS	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	MESSETURM 60308 FRANKFURT AM MAIN ________ MARQUÉS DE LA ENSENADA, 2 28004 MADRID ESPAÑA ________ 1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033 ________ 3A CHATER ROAD HONG KONG
WRITER’S DIRECT 212 450 4277

January 18, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Kevin Stertzel, Esq.
Division of Corporation Finance

Jason Wynn, Esq.
Division of Corporation Finance

RE:	Freeport-McMoRan Copper & Gold Inc.

Form S-4 (No. 333-139252) filed December 11, 2006

Dear Mr. Stertzel and Mr. Wynn:

     On behalf of Freeport-McMoRan Copper & Gold Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated January 10, 2007 with respect to the above-mentioned Form S-4.

     This letter and the Company’s Amendment No. 1 (the “Amendment”) to Form S-4 (the “S-4”) are being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering by overnight mail a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on December 11, 2006.

     For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. All references to page numbers in the Company’s responses are to the pages in the marked version of the Amendment.

Risk Factors

1.	Please add a risk factor that specifically addresses the change in the geographical scope of your operations as a result of the transaction. Specifically address how this change is expected to impact the nature of and your exposure to foreign currency and political risks.

Response:

     We will comply with this comment by adding the following risk factor on page 24.

The combined company will operate on a broader geographical scope than either Freeport-McMoRan or Phelps Dodge has operated individually, and will be exposed to a broader range of political, social and geographic risks than either company has been exposed to on an individual basis.

     Freeport-McMoRan’s primary operating assets are located in Indonesia. Accordingly, the business of the combined company may be adversely affected by Indonesian political, economic and social uncertainties, in addition to the usual risks associated with conducting business in a foreign country. Because Phelps Dodge does not have any significant operations in Indonesia, these risks are different from and in addition to those to which the business of Phelps Dodge has historically been exposed.

     Phelps Dodge conducts mining operations in the United States, Chile and Peru and has a significant development project in the Democratic Republic of the Congo (which is expected to begin production by 2009). Accordingly, the business of the combined company may be adversely affected by political, economic and social uncertainties in these countries, in addition to the usual risks associated with conducting business in a foreign country. Because Freeport-McMoRan has no significant operations in any of these countries, these risks are different from and in addition to those to which the business of Freeport-McMoRan has historically been exposed.

     In addition, all of the combined company’s revenues and a significant portion of its costs will be denominated in U.S. dollars; however, some of its costs, and certain of its asset and liability accounts, will be denominated in Indonesian rupiah, Chilean pesos, Peruvian nuevos soles and other foreign currencies. As a result, the combined company will be generally less profitable when the U.S. dollar weakens in relation to these foreign currencies. From time to time, the combined company may implement currency hedges intended to reduce its exposure to changes in foreign currency exchange rates. However, its hedging strategies may not be successful, and any of its unhedged foreign exchange payments will continue to be subject to market fluctuations.

     For further discussion of certain factors to be considered in connection with the geographical scope of operations of Freeport-McMoRan and Phelps Dodge, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” beginning on page 21.

Unaudited Pro Forma Condensed Combined Financial Statement

General

2.	Please expand your presentation to provide pro forma reserve information that presents the reserve data by company and in total, with a breakdown by geographical region. Additionally provide disclosure of changes in your historical and expected reserve life.

Response:

     We will comply with this comment by adding the following disclosure to page 21. Our unaudited pro forma condensed combined financial statements do not reflect any changes to the historical and expected reserve life from that contained in Freeport-McMoRan’s or Phelps Dodge’s most current mine plans.

Combined Historical Reserves

The following reserve data is derived from Freeport-McMoRan’s and Phelps Dodge’s annual reports on Form 10-K for the year ended December 31, 2005. Updated information concerning Freeport-McMoRan’s and Phelps Dodge’s reserves will be available in each company’s annual report on Form 10-K for the year ended December 31, 2006, when such reports are filed with the Securities and Exchange Commission. You should read the table below together with other information about reserves that Freeport-McMoRan and Phelps Dodge have filed with the Securities and Exchange Commission and incorporated by reference into this document. See “Where You Can Find More Information” beginning on page [•].

	As of December 31, 2005

	Freeport- McMoRan	Phelps Dodge	Total

Total Reserves by Company, net interest
Copper (billion lbs.)	36.5	38.4 (a)	75.0 (b)
Gold (million ozs.)	39.8	1.2	41.0
Molybdenum (billion lbs.)	0.0	1.9	1.9

	Copper	Gold	Molybdenum
	(billion lbs.)	(million ozs.)	(billion lbs.)

Total Reserves by Geographical Region, net
interest
Indonesia (c)	36.5	39.8	0.0

United States (d)	25.2	(a)	0.0	1.7
Chile (d)	5.5	(a)	1.2	0.0
Peru (d)	7.7	(a)	0.0	0.2

Total	75.0	(b)	41.0	1.9

(a)	Includes recoverable pounds from mill and leach stockpiles.
(b)	Represents the sum of the numbers before rounding.
(c)	Freeport-McMoRan mine.
(d)	Phelps Dodge mines.

Pro forma Assumptions and Adjustments

3.	Please expand your disclosure to discuss more clearly the nature of the adjustment made in note “A.” In addition, please tell us why you believe these adjustments should be reflected in Cost of Sales.

Response:

     We will comply with this comment by revising the wording in adjustment “A” on page 116 to read as follows (revisions underlined):

(A)	Reclassifications have been made to the Phelps Dodge historical consolidated financial information to conform to Freeport-McMoRan’s presentation. This included reclassifying amounts described by Phelps Dodge on a single line item as “Special items and provisions, net” into production and delivery costs, into depreciation, depletion and amortization and into selling, general and administrative expenses based on Freeport-McMoRan’s reporting for these items. The reclassifications also reflect the reporting of Phelps Dodge’s “Capitalized interest” as a component of “Interest expense, net” to conform to Freeport-McMoRan’s reporting.

The items classified in Cost of Sales primarily included charges for asset impairment and environmental provisions as identified in Phelps Dodge’s footnote disclosures. We have not reported any asset impairment charges; however, under our accounting policy we would record these charges in cost of sales because the impaired assets were previously used in the production of revenues. The unaudited pro forma condensed combined statements of income reclassify the asset impairment charges as production and delivery costs, but we believe we should have classified these as depreciation, depletion and amortization, and will make this change to the unaudited pro forma condensed combined statements of income. We consider environmental costs and asset retirement obligations as an ongoing cost of the mining industry revenue cycle and therefore classify them as a component of cost of sales.

4.	It appears that adjustment “C” does not balance. Please explain and modify your disclosure accordingly.

Response:

     We will comply with this comment by changing the adjustment amounts in the unaudited pro forma condensed combined balance sheet and by revising the wording in adjustment “C” on page 116 to read as follows (revisions underlined):

(C)	Freeport-McMoRan estimates it will incur approximately $430 million of transaction costs, consisting primarily of financing costs, financial advisory fees, legal and accounting fees, financial printing and other charges related to the purchase of Phelps Dodge. Approximately $330 million of these transaction costs will be recorded as deferred charges on the combined company's balance sheet and the remaining approximately $100 million will be recorded as part of the cost to purchase Phelps Dodge. These estimates are preliminary and, therefore, are subject to change.

5.	It appears the amounts reflect in adjustment “D” do not equal your total purchase price. Please provide a preliminary purchase price allocation and adjustments to your pro forma that includes all consideration paid.

Response:

     We will comply with this comment by revising the wording in adjustment “D” on page 117 to read as follows (revisions underlined):

(D)	The net assets to be acquired from Phelps Dodge, the pro forma adjustments to reflect the fair value of Phelps Dodge’s net reported assets and other purchase accounting adjustments are estimated as follows (in millions):

Phelps Dodge net assets on September 30, 2006	$6,484
Adjustment to fair value mill and leach stockpiles inventory –
current	$1,590
Adjustment to fair value mill and leach stockpiles inventory –
long-term	$986
Adjustment to fair value product inventory	$1,417
Adjustment to fair value property, plant, equipment and
development costs	$11,883
Adjustment to fair value pension assets	$(292)
Adjustment to fair value debt issuance costs	$(28)
Adjustment to fair value debt	$(62)
Adjustment to fair value pension and post-retirement obligations	$108
Adjustment to deferred taxes to reflect fair value adjustments (see
F)	$(4,684)

Cash proceeds from assumed exercise of stock options (see H)	$25
Net tangible assets and liabilities acquired	$17,427

Allocation to Goodwill	$8,531

Total purchase price	$25,958

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities between September 30, 2006 and the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments in the unaudited pro forma condensed combined statements of income. Following completion of the transaction, the earnings of the combined company will reflect the impact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and depreciation, depletion and amortization expense. The unaudited pro forma condensed combined statements of income reflect Phelps Dodge’s metal inventories on its historical accounting method of “last-in, first-out.” Inventories are subject to a lower of cost or market assessment and a decline in metal prices could result in a write down of metal inventory values and a corresponding charge to future earnings of the combined company.

6.	Please expand your description of your purchase acquisition to identify and disclose the following:

	•	the nature and the amount of each source of purchase consideration;

	•	the purchase price allocation;

	•	net tangible assets and liabilities acquired;

	•	identifiable intangible assets;

	•	fair value adjustments to net tangible and intangible assets and liabilities; and,

	•	the costs and fees of the acquisition.

Refer to Rule 11-02(a) of Regulation S-X.

Response:

     Please see our responses below to each of your bullets.

  the nature of the amount of each source of purchase consideration; and
  the cost and fees of the acquisition.

     We will comply with these comments by revising the wording in Note 2 on page 115 to read as follows (revisions underlined):

     Freeport-McMoRan proposes to acquire all the issued and outstanding common shares of Phelps Dodge for $88.00 in cash and 0.67 of a share of Freeport-McMoRan common stock for each Phelps Dodge common share. Based on Freeport-McMoRan’s closing stock price of $57.40 per share on November 17, 2006, the implied value of the merger consideration is $126.46, composed of $88.00 in cash and stock worth $38.46 per share.

     The transaction will be accounted for under the purchase method of accounting. The pro forma adjustments reflect Freeport-McMoRan’s acquisition of 100% of Phelps Dodge’s net reported assets at their fair values at September 30, 2006 for the pro forma balance sheet and at January 1, 2005 for the pro forma income statements, and the subsequent accounting for Phelps Dodge as a wholly owned subsidiary.

     The purchase price consideration for the business combination is estimated to include $18.0 billion in cash, $7.8 billion in Freeport-McMoRan common stock and $167 million for costs and fees of the acquisition as shown below (dollars and shares in millions, except per share data):

Freeport-McMoRan’s acquisition of Phelps Dodge:
Common shares outstanding and issuable	204.546
Exchange offer ratio of Freeport-McMoRan common stock for each
Phelps Dodge common share	0.67
Shares of Freeport-McMoRan common stock to be issued	137.046
Weighted average market price of each share of Freeport-McMoRan
common stock from November 16-21, 2006	$56.85

Cash consideration for each Phelps Dodge common share	$88.00

Fair value of Freeport-McMoRan common stock issued, comprising par
value of $13.7 ($0.10 per share) and capital in excess of par of $7,777.3	$7,791
Cash consideration of $88.00 for each Phelps Dodge common share	18,000
Estimated change of control costs and related employee benefits	67
Estimated transaction costs	100

Purchase price	$25,958

  the purchase price allocation;
  net tangible assets and liabilities acquired;
  identifiable intangible assets; and

  fair value adjustments to net tangible and intangible assets and liabilities.

  Our revised Note 3 (D) on page 117   provides disclosure of these items. Please see the textof revised Note 3 (D) below (revisions underlined):
(D)	The net assets to be acquired from Phelps Dodge, the pro forma adjustments to reflect the fair value of Phelps Dodge’s net reported assets and other purchase accounting adjustments are estimated as follows (in millions):

Phelps Dodge net assets on September 30, 2006	$6,484

Adjustment to fair value mill and leach stockpiles inventory –
current	$1,590
Adjustment to fair value mill and leach stockpiles inventory –
long-term	$986
Adjustment to fair value product inventory	$1,417
Adjustment to fair value property, plant, equipment and
development costs	$11,883
Adjustment to fair value pension assets	$(292)
Adjustment to fair value debt issuance costs	$(28)
Adjustment to fair value debt	$(62)
Adjustment to fair value pension and post-retirement obligations	$108
Adjustment to deferred taxes to reflect fair value adjustments (see
F)	$(4,684)
Cash proceeds from assumed exercise of stock options (see H)	$25
Net tangible assets and liabilities acquired	$17,427

Allocation to Goodwill	$8,531

Total purchase price	$25,958

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities between September 30, 2006 and the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments in the unaudited pro forma condensed combined statements of income. Following completion of the transaction, the earnings of the combined company will reflect the inpact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and depreciation, depletion and amortization expense. The unaudited pro forma condensed combined statements of income reflect Phelps Dodge’s metal inventories on its historical accounting method of “last-in, first-out.” Inventories are subject to a lower of cost or market assessment and a decline in metal prices could result in a write down of metal inventory values and a corresponding charge to future earnings of the combined company.

7.	We note adjustment “D” includes significant increases in value associated with inventories. Please tell us to what extent you have considered the grade associated with long-term stockpiles in determination of their fair value.

Response:

     Our preliminary determination of fair value for long-term stockpiles was based on estimated volumes, sales schedules, production costs, copper prices and discount rate assumptions. We used the estimates and assumptions to calculate fair value using discounted cash flows. Phelps Dodge estimates the grade of material in its long-term stockpiles by utilizing accepted industry practices for estimating mined material ore grades, including grade estimates for material sent to stockpiles based on mine plans, sampling and assaying of blast-hole cuttings from areas from which the material was removed, estimates of volume based on daily material movement production records and from periodic volume surveys. For material removed from long-term stockpiles for mill processing, the grade is normally checked during processing, with the material moved and grade of that material reconciled with the grade and quantity remaining in the stockpile. Long-term stockpiles are frequently sorted by relative estimated grade ranges so that the highest estimated grade materials can be processed first. Recoverable copper is based on these grade estimates and estimates for future metal recovery as determined by metallurgical testing. Occasionally, long-term stockpiles may be sampled through drilling or bulk samples to confirm estimated grades and recoveries.

8.	It appears your adjustment “F” uses an effective rate rather than the statutory rate. Please modify your disclosure accordingly. Please refer to Instruction 7 of Rule 11-02 of Regulation S-X.

Response:

     We will comply with this comment by clarifying the description in adjustment “F” on page 117 to read as follows (revisions underlined):

(F)	The estimated income tax effect of the pro forma adjustments has been recorded based upon statutory tax rates in effect in the various tax jurisdictions in which Phelps Dodge operates, resulting in an estimated tax rate of approximately 10% for interest costs and 30% for all other items. The statutory tax rates range from 20% to 35%. The estimated tax rates are a weighted calculation of the various statutory tax rates and consider tax credits, exempt income and non-deductible expenses. The estimated tax rate for interest costs of 10% has been derived from a preliminary analysis of the applicable rules for interest cost allocation required by U.S. tax regulations and considers their associated limitation on the utilization of foreign tax credits. These rates will vary depending on the mix of income derived in the respective countries of operation and the allocation of interest and other expenses. The actual tax rates will also be affected by any tax planning opportunities that may result from the combination of the companies after the transaction. The business combination is expected to be non-taxable to the respective companies, with Phelps Dodge’s historical tax bases surviving for income tax reporting purposes. Additional deferred income taxes have been recognized based on the pro forma fair value adjustments to assets and liabilities.

Provisions for pro forma income tax expense have been recorded as pro forma adjustments to the unaudited pro forma condensed combined statements of income.

9.	We note your disclosure related to adjustment “J.” Please expand your disclosure to indicate if true, that you intend to allocate a portion of your purchase price to value beyond proven and probable reserves (VBPP) and disclose the extent by which you believe VBPP is defined. Please refer to EITF 04-3 for additional guidance.

Response:

     We will comply with this comment by revising the wording in adjustment “J” on page 118 to read as follows (revisions underlined):

(J)	This pro forma adjustment represents the estimated increase to depreciation, depletion and amortization expense associated with the preliminary fair value adjustment of approximately $11,883 million allocated to plant, property, equipment and development costs as further discussed in adjustment (D). Freeport-McMoRan has not completed an assessment of the fair values of assets and liabilities of Phelps Dodge and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to the fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, value beyond proven and probable reserves (VBPP) and intangible assets after a full review has been completed. The concept of VBPP is described in Financial Accounting Standards Board Emerging Issue Task Force Issue No. 04-3 (EITF 04-3) and has been interpreted differently by mining companies. Our preliminary adjustment to plant, equipment and development costs, as discussed below, includes VBPP attributable to mineralized material that Freeport-McMoRan believes could be brought into production should market conditions warrant. Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support reported tonnage and average grade of metal(s). Such a deposit may not qualify as proven and probable reserves until legal and economic feasibility are concluded based upon a comprehensive evaluation of unit costs, grade, recoveries and other material factors. Our preliminary adjustments to property, plant, equipment and development costs do not include adjustments attributable to inferred mineral resources or exploration potential referred to in the EITF 04-3 Working Group Report No. 1. We intend to allocate a portion of the purchase price to all VBPP, including inferred mineral resources and exploration potential, in accordance with EITF 04-3 after performing a more thorough analysis to determine the fair value of these assets.

The preliminary allocation of $11,883 million to property, plant, equipment and development costs is primarily based on a fair value assessment of estimated cash flows from Phelps Dodge’s pro rata share of estimated proven and probable reserves, an estimated market value of Phelps Dodge’s estimated VBPP attributable to mineralized material resources and valuation multiples applied to certain tangible assets. Freeport-McMoRan has not completed an assessment of the fair values of assets and liabilities of Phelps Dodge and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, mill and leach stockpiles, product inventories, VBPP and intangible assets after a full review has been completed.

For the purpose of preparing the unaudited pro forma condensed combined statements of income, Freeport-McMoRan assumed an average estimated remaining useful life of 20 years, which was based on an analysis of Phelps Dodge’s estimated mine lives and on the estimated useful lives of other property, plant and equipment disclosed in Phelps Dodge’s public filings and life-of-mine plans provided to Freeport-McMoRan. A one-year change in the estimated useful life would have a 5% impact on the pro forma depreciation, depletion and amortization expense. Additionally, for each $1 billion that the final fair value of property, plant, equipment and development costs differs from the pro forma fair value, related depreciation, depletion and amortization expense would increase or decrease approximately $50 million annually, or $12.5 million quarterly, assuming a weighted average 20-year life.

10.	Please explain why you are including adjustment “M” in your pro forma presentation. It appears that you are making an adjustment to the historical financial statements. Please refer to Rule 11-02(b)(6).

Response:

     This adjustment relates to Phelps Dodge’s historical amortization of unrecognized gains and losses and prior service costs for its pension and postretirement benefit plans. This adjustment is necessary as its pension and postretirement plans have been adjusted to fair value in adjustment (D).

11.	Please expand your disclosure to clarify that the information in note (O) does not relate to a pro forma adjustment.

Response:

     We will comply with this comment by changing the reference from adjustment “O” to “Note 4”. We believe by removing this disclosure from Note 3, which describes the pro forma adjustments, we have appropriately clarified that the information in the new “Note 4” does not relate to a pro forma adjustment.

12.	Please tell us to what extent you have considered the copper price protection program in your preliminary purchase price allocation.

Response:

     In accordance with SFAS No. 133, the derivatives associated with Phelps Dodge’s price protection program are recorded at fair value on Phelps Dodge’s September 30, 2006 balance sheet. Accordingly, we have made no adjustments in our preliminary purchase price allocation related to Phelps Dodge’s price protection program. We currently do not plan to enter into any transactions that would impact the fair value of Phelps Dodge’s outstanding derivatives at September 30, 2006.

13.	It appears your proposed transaction will result in the recognition of a significant amount of goodwill. Please expand your disclosure indicating your preliminary allocation of goodwill to your reporting units and your accounting for goodwill subsequent to the transaction. Additionally explain that there is diversity in your industry associated with the accounting for business combinations and the related goodwill and clarify, if true, that your accounting may not be comparable to others within your industry.

Response:

     We are continuing to analyze the allocation of goodwill to the appropriate reporting units. We will comply with this comment by inserting the following as paragraph 5 to Note 3 on page 116:

As shown in adjustment D below, Freeport-McMoRan expects the accounting for the acquisition of Phelps Dodge to result in a significant amount of goodwill. Goodwill is the excess cost of the acquired company over the sum of the amounts assigned to assets acquired less liabilities assumed. Generally accepted accounting principles in the U.S. require that goodwill not be amortized, but instead allocated to a level within the reporting entity referred to as the reporting unit and tested for impairment, at least annually. There is currently diversity in the mining industry associated with certain aspects of the accounting for business combinations and related goodwill. This diversity includes how companies define Value Beyond Proven and Probable reserves (VBPP) (see further discussion in adjustment J below), what an appropriate reporting unit is and how goodwill is allocated among reporting units. The methods of allocating goodwill have included allocations primarily to a single exploration reporting unit and allocations among individual mine reporting units depending on the relevant circumstances. We understand the industry is also evaluating other methodologies for allocating goodwill. The method of allocating goodwill will likely have an impact on the amount and timing of any future goodwill impairment, if any. Freeport-McMoRan has not completed its determination of the combined company’s reporting units nor its method of allocating goodwill to those reporting units. Our ultimate accounting for VBPP and goodwill may not be comparable to other companies within the mining industry.

*****

     Please contact the undersigned at (212) 450-4277, or Marc Williams at (212) 450-6145 should you require further information or have any questions.

Sincerely,

/s/ Paul R. Kingsley, Esq.

Paul R. Kingsley, Esq.